

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Georgia gulf Corporation
Gregory C. Thompson, Chief Financial Officer
115 Perimeter Center Place, Suite 460
Atlanta, GA 30346

> **Re: Georgia Gulf Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 1-9753**

Dear Mr. Thompson:

We have reviewed your response to our comment letter dated December 17, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2009
19. Segment Information, page 94

We have read your response to our letter dated December 17, 2010. We note that you track and provided us revenues by product line for each of your reportable segments. Given the information you provided and the disclosures in your Business section, it appears to us that your products are sufficiently different such that product line disclosures may be useful to investors. Please confirm to us that you will revise future filings to disclose product line revenues as contemplated by ASC 280-10-50-40.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief